December 13, 2018

Timothy S. Hart
Chief Financial Officer
TurnKey Capital, Inc.
2929 East Commercial Blvd, PH-D
Ft. Lauderdale, FL 33308

       Re: TurnKey Capital, Inc.
           Form 10-K for the year ended December 31, 2017
           Filed March 1, 2018
           File No. 333-186282

Dear Mr. Hart:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Report of Independent Registered Public Accounting Firm, page 13

1.    The registration of Baum & Company was revoked by the PCAOB on February
27,
      2018. As this auditor is no longer registered with the PCAOB, please note that you may not include audit reports or consents in your filings with the Commission on or after the date of deregistration.
Item 9. Changes in and Disagreements with Accountants on Accounting and
Financial
Disclosure, page 24

2. In future filings in which the disclosure is applicable, please indicate that the PCAOB has revoked the registration of your prior auditor as this information was not previously disclosed in the Form 10-K filed on March 8, 2018.
Management's Annual Report on Internal Control Over Financial Reporting, page
25
 Timothy S. Hart
TurnKey Capital, Inc.
December 13, 2018
Page 2

3. Please explain to us why you believe that internal control over financial reporting was effective as of December 31, 2017 given that disclosure controls and procedures were not effective as of that date due to multiple deficiencies. Please also specify the COSO framework you used in your evaluation.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kristi Marrone at (202) 551-3429 or Kevin Woody at (202) 551-
3629 with any questions.



                                                            Sincerely,
FirstName LastNameTimothy S. Hart
                                                            Division of
Corporation Finance
Comapany NameTurnKey Capital, Inc.
                                                            Office of Real
Estate and
December 13, 2018 Page 2                                    Commodities
FirstName LastName